November 15, 2008

Royal Mines and Minerals Corp
Board of Directors
2580 Anthem Village Dr., #112
Henderson, NV 89052

Attn: Mr. Kenneth Ian Matheson, Mr. Jason S. Mitchell, Board of Directors

Dear Mr. Matheson and Mr. Mitchell,

I hereby submit my resignation as Chief Executive Officer, President, Secretary, Chairman, and Director of Royal Mines and Minerals Corp (RMMC) effective November 15, 2008. I acknowledge to RMMC that my resignation is not due to, and has not been caused by, in whole or in part, any disagreement with RMMC, whether related to RMMC’s operations, policies, practices or otherwise.

As one of the founders of RMMC, it has been a pleasure and a privilege to serve our company in the above capacities, from which I had the opportunity to contribute, along with our corporate team, in establishing and executing our corporate mission effectively and with good corporate governance. One of the highlights of my tenure is our successful demonstration of the existence and extractability of precious metals from the Piute Valley alluvial ore; a mineral asset that RMMC, as a first stage exploration company, can now place into commercial production.

In my new endeavor as a Managing Member of ESMP Resource Holdings AG, I look forward to furthering our discussion with RMMC's new senior management for the financing of the company's commercial projects.

I want to thank the BOD and shareholders for a most rewarding and valuable experience, and I wish the new senior management of RMMC continued success.

Sincerely,

William C. Tao, Ph.D.

Cc
Dan McCormick, Esq.
Michael Morrison, Esq.
Simon Chen, ESMP Resource Holdings AG

Royal Mines and Minerals Corp.
2580 Anthem Village Dr., Suite 112, Henderson, Nevada 89052
(office) 702-588-5973 ; (fax) 866-381-2090